UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                               July 27, 2018

  Via E-mail
  Christopher Kitchen, Esq.
  Executive Vice President and General Counsel
  Townsquare Media, Inc.
  240 Greenwich Avenue
  Greenwich, CT 06830

          Re:     Townsquare Media, Inc.
                  Schedule TO-I
                  Filed July 19, 2018
                  File No. 005-88259

  Dear Mr. Kitchen:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Exchange Eligible Options for Replacement Options

  1. As structured, optionholders who tender in your offer will not know the new exercise price and the number of replacement option shares they will receive in the exchange until the close of the trading day on the expiration date. With respect to the number of option shares they will receive, we further note that your offering documents illustrate only one potential exchange ratio based on the current market price of the underlying common stock rather than a range of potential exchange ratios. Accordingly, please revise the offering documents to illustrate a range of potential exchange ratios so that optionholders can assess the impact that market price fluctuations would have on your offer.
 Christopher Kitchen, Esq.
Townsquare Media, Inc.
July 27, 2018
Page 2

2. With reference to Rules 13e-4(f)(1)(ii) and 14e-1(b), please tell us: whether you will revise the Schedule TO during the pendency of the offer to reflect a
          current market price, and if applicable, an amended range of potential exchange ratios;
        whether you intend to provide any web-based or other publicly accessible tool that optionholders can access during the pendency of the offer to obtain hypothetical exchange ratios; and
        how you intend to disclose to offerees the final exchange ratio, the number of replacement options and the exercise price for the new options to allow sufficient time for holders to consider whether to tender or withdraw their options.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3589 if you have any questions regarding our comments.


                                                            Sincerely,

                                                            /s/ Tiffany Posil

                                                            Tiffany Posil
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions